The Travelers Growth and Income Stock Account for Variable Annuities
Shareholder Votes (Unaudited)
Semiannual Report, June 30, 2006


At a Special Meeting of Unitholders of the Account, held on April 27, 2006 the respective unitholders voted for the following proposal:


1. To approve or disapprove an Agreement and Plan of Reorganization whereby the assets of the Account will be transferred to the Batterymarch Growth and Income
Portfolio, a series of Met Investors Series Trust, in exchange for shares of the Portfolio, and the Account will be restructured as a sub-account of The Travelers Fund U for Variable Annuities, a unit investment trust.

For 10,725,104.510
Against 646,957.901
Abstain 923,559.041
Total 12,295,621.452